Public Luxury Handbag Portfolio LLC
 6 Harrison Street, 5th Floor
New York, NY 10013

October 31, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
Public Luxury Handbag Portfolio LLC (CIK 0001937994)
Withdrawal of Form 1-A/A (Accession No. 0001937994-23-000006)
Submitted June 14, 2023
File No. 024-11947

To Whom It May Concern:
Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Public Luxury Handbag Portfolio LLC (the “Company”) respectfully requests the withdrawal of its Form 1-A/A (File No. 024-11947), together with all exhibits thereto (collectively, the “Offering Statement”), filed with the Securities and Exchange Commission (the “Commission”) on June 14, 2023. The Offering Statement relates to the public offering of the Company’s non-voting membership interests (the “Interests”).
The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined it is not in the best interest of the Company to continue with this Offering Statement. As of the date of this request, the Company has not sold any Interests pursuant to the Offering Statement, and no funds for any Interests have been received into escrow. If it is discovered that any funds have been received, they will be promptly refunded to investors without penalty or deduction.
Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.
Please do not hesitate to contact the undersigned at (843) 442-7908 or keith@public.com, or our counsel, Andrew Stephenson of CrowdCheck Law LLP, at (650) 906-9984, if you have any questions regarding withdrawal of the Offering Statement.
Sincerely,

Public Luxury Handbag Portfolio LLC
By: Otis Wealth, Inc., its managing member

By: /s/ Keith Marshall
      Keith Marshall
      President
cc:
Andrew Stephenson, Esq.